Exhibit 34.2

Report of Independent Registered Public Accounting Firm

To Torchlight Loan Services, LLC

We have examined Torchlight Loan Services, LLC ("Torchlight")'s assertion that Torchlight complied with the servicing criteria applicable to it under paragraph (d) of item 1122 of the Securities and Exchange Commission ("SEC")'s Regulation AB for the commercial mortgage-backed securities transactions that were issued on or after December 1, 2002 and that were registered with the SEC pursuant to the Securities Act of 1933 for which Torchlight acted as the special servicer listed in Appendix B ("Platform") included in the accompanying Management's Certification Regarding Compliance with Applicable Servicing Criteria on SEC Regulation AB ("Management's Assertion") as of and for the year ended December 31, 2020. Torchlight's management is responsible for its Management's Assertion. Our responsibility is to express an opinion on Management's Assertion about Torchlight's compliance with the servicing criteria applicable thereon under paragraph (d) of Item 1122 of the SEC's Regulation AB based on our examination.

Management has determined that the criteria set forth in Section 1122 (d)(1)(iii), (d)(3)(i)(C), (d)(3)(i)(D), (d)(3)(ii), (d)(3)(iii), (d)(3)(iv), (d)(4)(iv), (d)(4)(v), (d)(4(ix), (d)(4)(x), (d)(4)(xi), (d)(4)(xii), (d)(4)(xiii), (d)(4)(xiv), and (d)(4)(xv) are not applicable to the activities performed by Torchlight as a special servicer with respect to Torchlight's Platform.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Management's Assertion about Torchlight's compliance with the servicing criteria applicable thereon under paragraph (d) of Item 1122 of the SEC's Regulation AB is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether Management's Assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of risks of material misstatement of Management's Assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Our examination does not provide a legal determination on Torchlight's compliance with the specified requirements.

In our opinion, Management's Assertion that Torchlight complied with the servicing criteria applicable thereon under paragraph (d) of item 1122 of the SEC's Regulation AB for the commercial mortgage-backed securities transactions that were issued on or after December 1, 2002 and that were registered with the SEC pursuant to the Securities Act of 1993 for which Torchlight acted as the special servicer listed in the Platform included in the accompanying Management's Certification Regarding Compliance with Applicable Servicing Criteria on SEC Regulation AB is fairly stated, in all material respects.

/s/ CohnReznick LLP

Bethesda, Maryland

February 23, 2021